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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 9)
                   Under the Securities Exchange Act of 1934*



                                  MESA Inc.
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                              (Name of Issuer)



                      Common Stock, par value $.01 per share
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                       (Title of Class of Securities)


                                 590911 10 3
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                               (CUSIP Number)


                                Boone Pickens
                              260 Preston Road
                            Dallas, Texas  75225
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 6, 1997
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           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 590911 10 3
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         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 BOONE PICKENS
                 ###-##-####
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         (2)     Check the Appropriate Box if a Member of a Group

                 (a)    . . . . . . . . . . . . .  . . . . . . . . . . [  ]
                 (b)    . . . . .. . . . . . . . . . . . . . . . . . . [  ]
------------------------------------------------------------------------------
(3)     SEC Use Only

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         (4)     Source of Funds

                          PF, 00

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         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)
                                                          [X]
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         (6)     Citizenship or Place of Organization

                 United States Citizen

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 Number of        (7)     Sole Voting Power                 7,612,982(1)
Shares Bene-      ------------------------------------------------------------
  ficially        (8)     Shared Voting Power               -0-
 Owned by         ------------------------------------------------------------
Each Report-      (9)     Sole Dispositive Power            7,612,982(1)
 ing Person       ------------------------------------------------------------
   With          (10)     Shared Dispositive Power          -0-
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         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          7,612,982(1) Shares
------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                 [X]
-------------------------------------------------------------------------------





------------------

     (1) Includes 1,500,000 shares of Common Stock, 5,037,982 shares of Series A 8% Cumulative Convertible Preferred Stock convertible on a one-for-one basis into shares of Common Stock and options exercisable within the next 60 days to purchase up to 1,075,000 shares of Common Stock.

                                      -2-

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         (13)    Percent of Class Represented by Amount in Row (11)
                           10.8%(2)

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         (14)    Type of Reporting Person (See Instructions)    IN





---------------------

     (2) To comply with Rule 13d-3(d)(1)(i), promulgated by the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, Mr. Pickens has calculated his 10.8% beneficial ownership interest by dividing (x) the sum of 1,500,000 shares of Common Stock, plus 5,037,982 shares of Common Stock issuable upon conversion of 5,037,982 shares of Series A 8% Cumulative Convertible Preferred Stock, plus 1,075,000 shares of Common Stock issuable upon exercise of 1,075,000 options which are exercisable within 60 days, by (y) the number of shares deemed to be outstanding under Rule 13d-3(d)(1)(i) which includes the 64,279,568 shares of Common Stock outstanding as of December 31, 1996, plus the 5,037,982 shares of Common Stock issuable upon conversion of Mr. Pickens' shares of Series A 8% Cumulative Convertible Preferred Stock, plus the 1,075,000 shares of Common Stock issuable upon conversion of Mr. Pickens' options.

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         Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 8 thereto filed July 12, 1996 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Statement is hereby amended and supplemented as follows:

         As of April 21, 1997, Mr. Pickens owns (i) 1,500,000 shares of
Common Stock, (ii) 5,037,982 shares of Series A 8% Cumulative Convertible Preferred Stock of Mesa (the "Series A Preferred Stock") (each share of which is, by its terms, convertible into one share of Common Stock) and (iii) vested employee stock options to purchase 1,075,000 shares of Common Stock. Accordingly, as of April 21, 1996, Mr. Pickens beneficially owns an aggregate of 7,612,982 shares of Common Stock (approximately 10.8% of the 70,392,550 shares of Common Stock deemed to be outstanding, including the 5,037,982 shares of Common Stock issuable upon conversion of Mr. Pickens' shares of Series A 8% Cumulative Convertible Preferred Stock and the 1,075,000 shares Mr. Pickens has a right to acquire within 60 days pursuant to vested stock options).

         Mr. Pickens has sole voting power with respect to the shares of Common Stock beneficially owned by him, and the sole power to dispose of or direct the disposition of such shares, subject to the community property laws of the State of Texas.

         The number of shares beneficially owned by Mr. Pickens excludes 2,798 shares of Common Stock owned by Mr. Pickens' spouse as her separate property, as to which Mr. Pickens disclaims any beneficial ownership.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         On April 6, 1997, Mesa, Mesa Operating Co., a Delaware corporation and a wholly-owned subsidiary of Mesa ("MOC"), MXP Reincorporation Corp., a Delaware corporation and a wholly-owned subsidiary of MOC ("Reincorporation Sub"), and Parker & Parsley Petroleum Company, a Delaware corporation ("Parker & Parsley"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, among other things,
(i) Mesa will merge with and into Reincorporation Sub, with the result that Mesa will be reincorporated in Delaware and (ii) Parker & Parsley will merge with and into MOC, with the effect that Parker & Parsley will become a wholly-owned subsidiary of Reincorporation Sub.





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                 In connection with the Merger Agreement, Mr. Pickens, Mesa and
Parker & Parsley have entered into a Shareholder Agreement dated as of April 6, 1997 (the "Shareholder Agreement") pursuant to which Mr. Pickens has agreed, among other things, to vote his shares of capital stock of Mesa in approval of the Merger Agreement and the merger of Mesa with and into Reincorporation Sub. This description of the Shareholder Agreement is a summary only and is qualified in its entirety by the terms of the Shareholder Agreement, which is attached hereto as Exhibit 10.4 and incorporated herein by reference.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.4 Shareholder Agreement dated April 6, 1997, among MESA Inc., Parker & Parsley Petroleum Company and Boone Pickens.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 1997



                                           /s/ BOONE PICKENS
                                           -------------------------------
                                           Boone Pickens






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                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  10.4        Shareholder Agreement dated April 6, 1997, among MESA Inc.,
              Parker & Parsley Petroleum Company and Boone Pickens.